

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 17, 2007

Mr. E.F.H. Roberts
Chief Financial Officer
Petro-Canada
150 – 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3E3

> **Re:** **Petro-Canada**
> **Form 40-F for Fiscal Year Ended December 31, 2006**
> **Filed March 29, 2007**
> **File No. 001-13922**

Dear Mr. Roberts:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2006

Description of Business, page 8

Reserves, page 41

1.   We note that you disclose proved reserve replacement figures of 134% and 111% for 2006 and 2005, and 160% for the most recent five years on page 11. Please expand this disclosure, and similar disclosures appearing elsewhere in the filing,

to explain the extent to which your replacement figures are based on discoveries, extensions and improved recovery, as opposed to revisions of prior estimates, and sales and purchases of in-place proved reserves. Please also submit a schedule showing your computation of each of these figures, with reconciliation to the tabular information on page 45.

Controls and Procedures, page 89

2.   We note your disclosure indicating that although you conducted an evaluation of your disclosure controls and procedures, your conclusion of effectiveness was only based on your ability to provide reasonable assurance that material information required to be in the annual report is made known to your officers on a timely basis. Please understand that the evaluation of effectiveness should determine whether your disclosure controls and procedures ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, as indicated in Rule 13a-15(e) of Regulation 13A, to comply with General Instruction B.(6)(b) of Form 40-F. Please modify your disclosure to clarify the scope of your evaluation and findings, relative to this guidance.

Exhibit 99.1 Financial Statements

Note 27 – Generally Accepted Accounting Principles in the United States, page 30

(b) Interest Capitalization, page 31

3.   We note you disclose that you capitalize interest attributable to the construction of major new facilities under both Canadian and U.S. GAAP, but use different capitalization methodologies under each. Please expand your disclosure to discuss the differences in methodologies used and the extent such differences contributed to your U.S. GAAP adjustment for each period presented.

Exhibit 99.2 Management's Discussion and Analysis

Liquidity and Capital Resources, page 12

4.   In your Summary of Cash Flows, we note you use the term "Cash flow from continuing operations" to describe the non-GAAP result of adjusting your GAAP-based measure of operating cash flows attributable to continuing operations for changes in working capital items. Additionally, you use the term "Cash flow" to describe various non-GAAP measures which result from adjusting investing and financing cash flows for changes in working capital items. Please relabel your

non-GAAP measures, and modify all related disclosures to the extent necessary to properly reflect their true characteristics.

It should be clear from your labels and accompanying disclosures that once you adjust cash flow measures that have been determined in accordance with GAAP to eliminate the effects of changes in working capital accounts, you no longer have true measures of cash activity because you exclude the actual cash inflows and outflows associated with decreases in working capital assets and liabilities; while including non-cash activity for sales to customers not yet collected, and expenses accrued but not yet paid, by setting aside increases in your working capital assets and liabilities.

Given these limitations, please disclose the insight you have gained from your observations of these non-GAAP measures, including the trends over the periods shown, so that readers will understand why you believe these are meaningful and provide information that is not otherwise apparent from your financial statements.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosures in the filing;

· staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief